

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2021

Keeren Shah
Finance Director
AccuStem Sciences Ltd
107 Cheapside
9th Floor
London EC2V 6DN United Kingdom

Re: AccuStem Sciences Ltd
     Registration Statement on Form 20-F
     Filed March 12, 2021
     File No. 000-56257

Dear Ms. Shah:

We issued comments to you on the above captioned filing on April 8, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 13, 2021.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joe McCann at 202-551-6262 or Suzanne Hayes at 202-551-3675 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Fessler, Esq.